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AB*
12/3

UNITE
SECURITIES AND EXC
Washingto



09042919

SEC FILE NUMBER

8 -   44681

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

NOV 2 4 2009

BRANCH OF REGISTRATIONS
AND
02   EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____10/1/2008_____ AND ENDING _____9/30/2009_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Funds Distributor, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street, Suite 302
                                          (No. and Street)

Boston   MA   02110
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Edward Pike   614-416-8821
                                                  (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
                  (Name -- if individual, state last, first, middle name)

4 Becker Farm Road   Roseland   NJ   07068
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
 must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

AB
12/16

OATH OR AFFIRMATION

I, ____J. Edward Pike_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Funds Distributor, LLC_____ , as of September 30,_____ 20 09___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

_____
Notary Public

_____
Signature

Financial and Operations Principal
_____
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Index



J.H.COHN LLP

Accountants and Consultants since 1919

www.jhcohn.com ▪ *888-542-6461* ▪ *fax 888-542-3291*

Report of Independent Public Accountants

To the Member
Performance Funds Distributor, LLC

We have audited the accompanying statement of financial condition of Performance Funds Distributor, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of September 30, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Funds Distributor, LLC as of September 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the statement of financial condition, the Company's distribution activities related to its current distribution contracts ceased as of September 30, 2009.

J. H. Cohn LLP

Roseland, New Jersey
November 20, 2009

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2009

ASSETS

Cash	$	91,806
Distribution fees receivable		9,265
Prepaid expenses		3,592
Other receivables		12,124
Total assets	$	116,787

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Distribution fees payable	$	9,265
Accrued expenses		27,633
Due to related parties		10,681
Total liabilities		47,579
Commitments and contingencies		
Member's equity		69,208
Total liabilities and member's equity	$	116,787

See Notes to Statement of Financial Condition.

3

PERFORMANCE FUNDS DISTRIBUTOR, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1 - Organization:

Performance Funds Distributor, LLC (the "Company") is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a limited liability company and its operating agreement provides for the Company to exist in perpetuity.

The Company served as distributor and principal underwriter for Performance Funds Trust (the "Funds") through September 30, 2009. Substantially all of the Company's revenues were earned from the Funds or from the investment adviser to the Funds. The sales of the Funds' shares were executed by third party broker-dealers.

Effective October 1, 2009, the Company is no longer the distributor and principal underwriter for the Funds. The Company plans to distribute other funds in the future.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Codification:

The Financial Accounting Standards Board ("FASB") sets accounting principles generally accepted in the United States of America ("GAAP"). References in these financial statements to GAAP issued by the FASB are to the FASB Accounting Standards Codification ("ASC"). The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Cash:

The Company maintains cash deposits in banks which are Federally insured.

Revenue recognition:

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Company. Fees earned by the Company are principally determined based on average daily net assets of the Funds and are accrued monthly.

Investors in certain classes of the Funds' shares pay commissions to the Company for the purchase of those shares based on a percentage of the value of the shares purchased. The Company, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Company as the broker-dealer of record for investors who purchase directly from the Funds.

4

Note 2 - Summary of significant accounting policies (continued):

Revenue recognition (concluded):

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment adviser for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly. The fee contains a fixed monthly fee plus a variable portion if additional services are provided.

Licenses and fees rebill represent payments made by the Funds' adviser to compensate the Company for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

Distribution and distribution related expenses:

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which result from unpaid distribution fees) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

Receivables:

On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current considerations. At September 30, 2009, no allowance for doubtful accounts was deemed necessary.

Income taxes:

The Company is a limited liability company and is considered a disregarded entity for Federal income tax purposes. Any income or loss generated is passed through to the member.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 2 - Summary of significant accounting policies (concluded):
New accounting pronouncements:
The Company has elected to defer the application of accounting for uncertainty in income taxes in accordance with ASC Topic 740 - Income Taxes. Many pass through entities have not previously applied the provisions of ASC Topic 740 and during the deferral period the FASB has issued guidance on how to apply accounting for uncertainty in income taxes to these entities. The Company has elected to defer its application until its required effective date of October 1, 2009. Management does not expect the adoption of these provisions of ASC Topic 740 relating to uncertainty in income taxes to have a material effect on the financial condition or the results of operations of the Company.

Subsequent events:
The Company has evaluated events and transactions for potential recognition or disclosure through November 20, 2009, which is the date the financial statement was available to be issued.

Note 3 - Related party transactions:
Foreside provides various services to the Company such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Company an administrative service fee for these services designed to cover the costs of providing such services. At September 30, 2009, amounts due to Foreside for these services amounted to $10,163. Such amounts are included in due to related parties on the accompanying statement of financial condition. The administrative service fee would not necessarily be the same if an unrelated party provided these services to the Company.

Note 4 - Net capital requirement:
As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At September 30, 2009, the Company had net capital of $53,492, which was $28,492 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2009 was 0.89 to 1.

Note 5 - Regulatory compliance:

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

Note 6 - Contracts:

The Company has a Distribution Agreement with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds through September 30, 2009. The Company also entered into a Distribution Services Agreement with the Funds' investment adviser (the "Services Agreement") which continues in effect through the term of the Distribution Agreement. The Company receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receive such payments from the Funds.

The Company is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreement, based on the services selected. The Distribution Agreement contains a fixed annual fee plus a variable portion if additional services are provided. Pursuant to the Services Agreement, if the Funds are not authorized to compensate and reimburse the Company in full in accordance with the Agreement, the investment adviser shall compensate and reimburse the Company to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Company has an agreement with a third party financing agent with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under this agreement, the third party financing agent receives all contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Company the amount of the commission due to the selling broker-dealers and the Company then remits such amount to the selling broker-dealers.

Effective October 1, 2009, the Company is no longer the distributor and principal underwriter for the Funds.

Note 7 - Indemnifications:

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Performance Funds Distributor, LLC
(A Wholly-Owned Subsidiary of
Foreside Financial Group, LLC)

Report on Statement of
Financial Condition

September 30, 2009



J.H. COHN LLP
Accountants and Consultants since 1919

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